# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DFP HOLDINGS LIMITED, CIK 0001976900
CUSIP: 251939104
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1/F., NO. 22, LANE 50, SECTION 3,, NANGANG ROAD, NANGANG DISTRICT,, TAIPEI CITY, Taiwan (F5), 115607
Date of event which requires filing of this statement: 09/24/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-24-047766
Filed by CIK 0001715433

## Reporting persons
- Leader Capital Holdings Corp: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); sole voting power 8,212,231; shared voting power 0; sole dispositive power 8,212,231; shared dispositive power 0; aggregate amount beneficially owned 8,212,231 (3.788% of the class)

## Item 1. Issuer
Name of issuer: DFP HOLDINGS LIMITED
Address of issuer's principal executive offices: 1/F, No.22, Lane 50, Section 30, Nangang Road, Nangang District, Taipei City 115607, Taiwan

## Item 2. Person Filing
Name of person filing: Leader Capital Holdings Corp
Address of principal business office or, if none, residence: Suire 2311, 23/F, BEA Tower Millennium City 5, 418 Kwan Tong Road, Kwun Tong, Kowloon, Hong Kong
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 8,212,231
Percent of class: 3.788
Sole power to vote or to direct the vote: 8,212,231
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 8,212,231
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Leader Capital Holdings Corp: /s/ Jeff Lin, CEO (09/24/2025)